Exhibit 99.2

Management's discussion and analysis

August 7, 2007

PLAN OF ARRANGEMENT AND CORPORATION REORGANIZATION

On July 10, 2007 (the “Arrangement Date”), the Company completed a plan of arrangement and corporate reorganization with, among others, 4325231 Canada Inc. (formerly Lorus Therapeutics Inc.) (“Old Lorus”), 6707157 Canada Inc. and Pinnacle International Lands, Inc.  As a result of the plan of arrangement and reorganization, among other things, each common share of Old Lorus was exchanged for one common share of the Company and the assets (excluding certain future tax attributes and related valuation allowance) and liabilities of Old Lorus (including all of the shares of its subsidiaries held by it) were transferred, directly or indirectly, to the Company and/or its subsidiaries.  The Company continued the business of Old Lorus after the Arrangement Date with the same officers and employees and continued to be governed by the same board of directors as Old Lorus prior to the Arrangement Date. Therefore, the Company’s operations have been accounted for on a continuity of interest basis and accordingly, the consolidated financial statement information below reflect that of the Company as if it had always carried on the business formerly carried on by Old Lorus. References in this MD&A to the Company, Lorus, “we”, “our”, “us” and similar expressions, unless otherwise stated, are references to Old Lorus prior to the Arrangement Date and the Company after the Arrangement Date.

The following discussion should be read in conjunction with the audited financial statements for the year ended May 31, 2007 and the accompanying notes for 6650309 Canada Inc. (subsequently renamed Lorus Therapeutics Inc), (“New Lorus”) and  the financial statements of Lorus Therapeutics Inc. (subsequently renamed 4325231 Canada Inc.) (“Old Lorus”) presented in the Supplemental Financial Information (collectively the "Financial Statements") set forth elsewhere in this report. The Financial Statements, and all financial information discussed below, have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). All amounts are expressed in Canadian dollars unless otherwise noted.

OVERVIEW

Lorus Therapeutics Inc. is a life sciences company focused on the discovery, research and development of effective anticancer therapies with a high safety profile. Lorus has worked to establish a diverse, marketable anticancer product pipeline, with products in various stages of development ranging from preclinical to multiple Phase II clinical trials. A growing intellectual property portfolio supports our diverse product pipeline.

Our success is dependent upon several factors, including establishing the efficacy and safety of our products in clinical trials, securing strategic partnerships, obtaining the necessary regulatory approvals to market our products and maintaining sufficient levels of funding through public and/or private financing.

We believe that the future of cancer treatment and management lies in drugs that are effective, safe and have minimal side effects, and therefore improve a patient's quality of life. Many of the cancer drugs currently approved for the treatment and management of cancer are toxic with severe side effects, and we therefore believe that a product development plan based on effective and safe drugs could have broad applications in cancer treatment.  Lorus' strategy is to continue the development of our product pipeline using several therapeutic approaches. Each therapeutic approach is dependent on different technologies, which we believe mitigates the development risks associated with a single technology platform. We evaluate the merits of each product throughout the clinical trial process and consider commercialization as appropriate. The most advanced anticancer drugs in our pipeline, each of which flow from different platform technologies, are antisense, small molecules and immunotherapeutics.

Our net loss for 2007 decreased 46% to $9.6 million ($0.05 per share) compared to a net loss of $17.9 million ($0.10 per share) in 2006. Research and development expenses in 2007 decreased to $3.4 million from $10.2 million in 2006. The close of the Virulizin® Phase III clinical trial in 2006 as well as staff reductions resulting from the November 2005 corporate changes (described below) continue to contribute to the decrease in net loss over 2006. We utilized cash of $6.3 million in our operating activities in 2007 compared with $13.1 million in 2006; the lower utilization is consistent with lower research and development activities and lower general and administrative expenses. At the end of 2007 we had cash and cash equivalents and marketable securities of $12.4 million compared to $8.3 million at the end of 2006. As a result of the Arrangement, the Company expects that, subject to the post closing adjustments, it will receive net proceeds of approximately $7 million inclusive of an amount held in escrow.

RESULTS OF OPERATIONS

Revenues
Revenues for the year increased to $107 thousand compared with 2006 revenue of $26 thousand and $6 thousand in 2005.  The increase in revenue in 2007 is related to increased laboratory services work performed by Lorus personnel on behalf of other companies.

Research and Development
Research and development expenses totalled $3.4 million in 2007 compared to $10.2 million in 2006 and $14.4 million in 2005. The decrease in spending compared with 2006 and 2005 is due to the close of our Virulizin® Phase III clinical trial for the treatment of advanced pancreatic cancer in 2006 as well as a reduction in headcount in November 2005.  The ongoing research and development costs relate to the GTI-2040 and GTI-2501 clinical development programs ongoing as well as our small molecule preclinical program.  A significant portion of the Company’s GTI-2040 Phase II testing costs are covered by the US NCI with Lorus continuing to be responsible for any additional GTI-2040 manufacturing costs, thus reducing our overall research and development costs.

General and Administrative
General and administrative expenses totalled $3.8 million in 2007 compared to $4.3 million in 2006 and $5.3 million in 2005.  The decrease in general and administrative costs is the result of staff reductions, and a continued focus on lowering costs in all areas of the business. The cost savings realized during the current year is partially offset by charges incurred under the mutual separation agreement entered into with Dr. Jim Wright discussed under “Corporate Changes” below.

Stock-Based Compensation
Stock- based compensation expense totalled $503 thousand in 2007 compared with $1.2 million in 2006 and $1.5 million in 2005.  The decrease in stock-based compensation expense in 2007 is the result of reduced fair values on the stock options issued, due to a decline in our stock price, as well as a significant number of unvested options that were forfeited during the year, reducing the overall expense.

During 2006, employees of the Company (excluding directors and officers) were given the opportunity to choose between keeping 100% of the options they held at the existing exercise prices or forfeiting 50% of the options held in exchange for having the remaining 50% of the exercise prices of the options re-priced to $0.30 per share.  Employees holding 2,290,000 stock options opted for re-pricing their options, resulting in the amendment of the exercise price of 1,145,000 stock options and the forfeiture of 1,145,000 stock options during the quarter ended February 28, 2006.  The 2005 expense represents the amortization of the estimated fair value of stock options granted since June 1, 2002 applicable to the current service period as well as a charge of $208 thousand recorded in the second quarter of 2005 representing the increase in value attributed to the shareholder approved amendment to the stock option plan to extend the contractual life of all options outstanding from five years to ten years.

Depreciation and Amortization
Depreciation and amortization expenses decreased to $403 thousand in 2007 as compared to $771 thousand in 2006 and $564 thousand in 2005.  The decrease in depreciation and amortization expense is the result of reduced capital asset purchases during fiscal 2007 and 2006. In 2006, the Company took a write-down of $250 thousand on certain furniture and equipment whose carrying value was deemed to be unrecoverable and in excess of the fair value of the underlying assets.

Interest Expense
Non-cash interest expense was $1.0 million in 2007 compared with $882 thousand in 2006 and $300 thousand in 2005.  These amounts represent interest at a rate of prime plus 1% on the $15.0 million convertible debentures.  The increase in interest expense in 2007 compared with 2006 is a function of higher interest rates due to increases in the prime rate in late 2006.  In 2005, the interest accrued based on the cash advanced beginning October 6, 2004 when the first tranche of $5 million was advanced through to May 31, 2005 when the entire $15.0 million had been advanced. All interest accrued on the debentures to date has been paid in common shares of the Company.

Accretion in Carrying Value of Secured Convertible Debentures
Accretion in the carrying value of the Company’s secured convertible debentures amounted to $935 thousand in 2007 compared with $790 thousand in 2006 and $426 thousand in 2005.  The accretion charges arise as under GAAP the Company has allocated the proceeds from each tranche of the debentures to the debt and equity instruments issued on a relative fair value basis resulting in the $15.0 million debentures having an initial cumulative carrying value of $9.8 million as of their dates of issuance.  Each reporting period, the Company is required to accrete the carrying value of the convertible debentures such that at maturity on October 6, 2009, the carrying value of the debentures will be the face value of $15.0 million.  The increase in expense in 2007 compared with 2006 is due to higher effective rate of interest.

Amortization of Deferred Financing Charges
Amortization of deferred financing charges totalled $110 thousand in 2007 compared with $87 thousand in 2006 and $84 thousand in 2005. The deferred financing charges relate to the convertible debenture transaction and will be amortized using the effective interest rate method over the five-year life of the debt commencing October 6, 2004.

During the year, the Company incurred approximately $1.3 million in deferred arrangement costs associated with negotiating the arrangement agreement outlined below (see Subsequent Events).  The agreements were completed and signed in July, 2007.  These costs will be netted against proceeds from the arrangement in the first quarter of fiscal 2008.

Interest and Other Income
Interest income totalled $503 thousand in 2007 compared to $374 thousand in 2006 and $524 thousand in 2005. The increase from 2006 to 2007 is due to a higher average cash and marketable securities balances in 2007 and by higher interest rates during 2007.  Higher average cash and marketable securities balances were primarily a function of the funds received as part to of the August 2006 private placements.

Loss for the Year
Net loss for the year decreased to $9.6 million or $0.05 per share in 2007 compared to $17.9 million or $0.10 per share in 2006 and $22.1 million or $0.13 per share in 2005.  The decrease in net loss in 2007 compared with 2006 is due to lower research and development costs resulting from the close of our Virulizin® Phase III clinical trial as well as staff reductions due to corporate changes, lower general and administrative costs due to staff reductions and lower legal, consulting and investor relations charges, depreciation and amortization and higher interest income and offset by higher accretion costs.  The decrease in net loss in 2006 compared with 2005 is primarily due to lower research and development costs resulting from the wind down of the Phase III Virulizin® clinical trial.

Corporate Changes
Dr. Jim Wright resigned as the President and Chief Executive Officer effective September 21, 2006.  The Company accrued a liability based on a mutual separation agreement executed during the year.  As a result, we recorded severance compensation expense of $500 thousand recorded in general and administrative expense.   All amounts payable under the mutual separation agreement were paid during the third quarter of fiscal 2007.

In November 2005, as a means to conserve cash and refocus operations, Lorus scaled back some activities related to the Virulizin® technology and implemented a workforce reduction of approximately 39% or 22 employees.  As a result, the Company recorded severance compensation expense for former employees of $557 thousand.  Of this expense, $468 thousand is presented in the income statement as general and administrative expense and $89 thousand as research and development expense.  Accounts payable and accrued liabilities at May 31, 2006 includes severance and compensation expense liabilities relating to the Company’s November 2005 corporate changes of $154 thousand that were paid out by December 2006.

LIQUIDITY AND CAPITAL RESOURCES

Since its inception, Lorus has financed its operations and technology acquisitions primarily from equity and debt financing, the exercise of warrants and stock options, and interest income on funds held for future investment. We continue to leverage the ongoing costs of the six GTI-2040 Phase II clinical trials through work being done by the US NCI at its cost.  These trials are currently in the late stages of completion; Lorus intends to continue an expanded GTI-2040 trial at its own cost.  The Company has sufficient GTI-2040 drug to support ongoing trials.  The Company is currently in the assessment phase of results from its GTI-2501 Phase II clinical trial and is not incurring significant costs thereon.  We will continue the development of our small molecule program from internal resources until their anticipated completion.

We have not earned substantial revenues from our drug candidates and are therefore considered to be in the development stage. The continuation of our research and development activities and the commercialization of the targeted therapeutic products are dependent upon our ability to successfully finance and complete our research and development programs through a combination of equity financing and payments from strategic partners.  We have no current sources of payments from strategic partners.  In addition, we will need to repay or refinance the secured convertible debentures on their maturity should the holder not choose to convert the debentures into common shares.  There can be no assurance that additional funding will be available at all or on acceptable terms to permit further clinical development of our products or to repay the convertible debentures on maturity.  If we are not able to raise additional funds, we may not be able to continue as a going concern and realize our assets and pay our liabilities as they fall due. The financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.  If the going concern basis were not appropriate for our financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications used.

We believe our current level of cash and marketable securities and the additional funds available upon the successful reorganization (described below) are sufficient to execute our current planned expenditures for the next twelve months.

Operating Cash Requirements
Lorus utilized cash in operating activities of $6.3 million in 2007 compared with $13.1 million in 2006 and $18.7 million in 2005.  The decrease in cash used in operating activities in 2007 is due to lower research and development and general and administrative expenses, as described above and higher interest income.  The significant decrease in cash used in operating activities in 2006 compared with 2005 is due to lower research and development expenses, offset by lower interest income.

Cash Position
At May 31, 2007, Lorus had cash and cash equivalents and marketable securities totaling $12.4 million compared to $8.3 million at the end of 2006. The Company invests in highly rated and liquid debt instruments. Investment decisions are made in accordance with an established investment policy administered by senior management and overseen by the board of directors. Working capital (representing primarily cash and cash equivalents and marketable securities having maturities of less than one year) at May 31, 2007 was $6.2 million as compared to $5.8 million at May 31, 2006.  As discussed below, subsequent to year end, the Company completed a reorganization by way of an arrangement agreement that resulted in approximately $8.5 million in additional cash for Lorus, subject to a $600,000 holdback and post closing adjustments, not including the costs.  Also as a condition of the transaction, the holder of Lorus’ $15.0 million secured convertible debenture agreed to vote in favour of the transaction subject to the repurchase by Lorus of its outstanding three million common share purchase warrants at a purchase price of $252,000 upon closing of the Arrangement.

We do not expect to generate positive cash flow from operations in the next several years due to additional research and development costs, including costs related to drug discovery, preclinical testing, clinical trials, manufacturing costs and operating expenses associated with supporting these activities. Negative cash flow will continue until such time, if ever, that we receive regulatory approval to commercialize any of our products under development and revenue from any such products exceeds expenses.

We may seek to access the public or private equity markets from time to time, even if we do not have an immediate need for additional capital at that time. We intend to use our resources to fund our existing drug development programs and develop new programs from our portfolio of preclinical research technologies. The amounts actually expended for research and drug development activities and the timing of such expenditures will depend on many factors, including the progress of the Company's research and drug development programs, the results of preclinical and clinical trials, the timing of regulatory submissions and approvals, the impact of any internally developed, licensed or acquired technologies, our ability to find suitable partnership agreements to assist financially with future development, the impact from technological advances, determinations as to the commercial potential of the Company's compounds and the timing and development status of competitive products.

Financing
On July 10, 2007, the Company completed the Arrangement that had the effect of providing the Company with non-dilutive financing of $8.5 million in additional cash for New Lorus, subject to a $600,000 holdback, a post closing adjustment and not including the costs of the transaction.  As a result, the Company expects that, subject to the post closing adjustments, net proceeds of the transaction will be approximately $7 million inclusive of the amount held in escrow to be received in July 2008. See “Subsequent Events”, below.

On July 13, 2006 the Company entered into an agreement with High Tech Beteiligungen GmbH & Co. KG (High Tech) to issue 28.8 million common shares at $0.36 per share for gross proceeds of $10.4 million. The subscription price represented a premium of 7.5% over the closing price of the common shares on the Toronto Stock Exchange on July 13, 2007.  The transaction closed on August 31, 2006. In connection with the transaction, High Tech received demand registration rights that will enable High Tech to request the registration or qualification of the common shares for resale in the United States and Canada, subject to certain restrictions. These demand registration rights expire on June 30, 2012. In addition, High Tech received the right to nominate one nominee to the board of directors of Lorus or, if it does not have a nominee, it will have the right to appoint an observer to the board. Upon completion of the transaction, High Tech held approximately 14% of the issued and outstanding common shares of Lorus Therapeutics Inc.

On July 24, 2006 Lorus entered into an agreement with Technifund Inc. to issue on a private placement basis, 5.0 million common shares at $0.36 per share for gross proceeds of $1.8 million. The transaction closed on September 1, 2006.

In 2007, Lorus issued common shares on the exercise of stock options for proceeds of $22 thousand (2006, nil, 2005 $112 thousand).

On October 6, 2004, we entered into an agreement to raise aggregate net proceeds of $13.9 million through the issuance of secured convertible debentures and warrants. The debentures are secured by a first charge over all of the assets of the Company. We received $4.4 million on October 6, 2004 (representing a $5.0 million debenture less an investor fee representing 4% of the $15.0 million to be received under the agreement), and $5.0 million on each of January 14 and April 15, 2005. All debentures issued under this agreement are due on October 6, 2009 and are subject to interest payable monthly at a rate of prime plus1% until such time as the Company's share price reaches $1.75 for 60 consecutive trading days, at which time, interest will no longer be charged. Interest is payable in common shares of Lorus until Lorus' shares trade at a price of $1.00 or more after which interest will be payable in cash or common shares at the option of the debenture holder. Common shares issued in payment of interest will be issued at a price equal to the weighted average trading price of such shares for the ten trading days immediately preceding their issue in respect of each interest payment. For the year ended May 31, 2007, the Company has issued 3,726,000 in settlement of $1.0 million in interest compared with 2,153,000 common shares in settlement of $882 thousand in interest in the previous year.

The $15.0 million principal amount of debentures is convertible at the holder's option at any time into common shares of the Company with a conversion price per share of $1.00.

The Company issued to the debt holder 3,000,000 warrants expiring October 6, 2009 to buy common shares of the Company at a price per share equal to $1.00.  These warrants were repurchased by the Company subsequent to the year end as part of the Arrangement.

Use of Proceeds
In our prospectus dated August 11, 2006 related to the subscription of shares by High Tech, the Company indicated that proceeds from the financing would be used as follows: $8.6 million to fund the development of our product candidates, and the balance for working capital and general corporate purposes. Since the date of receipt of funds, the Company has incurred $1.2 million in research and development expenses on our immunotherapy and small molecule programs and $1.1 million on preliminary and discovery programs.

CONTRACTUAL OBLIGATIONS
At May 31, 2007, we had contractual obligations requiring annual payments as follows:
(Amounts in 000’s)
	Less than
	1 year	1-3 years	4-5 years	5+ years	Total

Operating leases	118	8	-	-	126
Convertible Debenture[1]	-	15,000	-	-	15,000
Total	118	15,008	-	-	15,126

1 The convertible debentures as described above may be converted into common shares of Lorus at a conversion price of $1.00.  In the event that the holder does not convert the debentures, Lorus has an obligation to repay the $15.0 million in cash.  The amounts above excludes interest expense which is payable monthly by issuance of commons shares which is calculated at a rate of prime plus 1% on the outstanding balance.

OFF-BALANCE SHEET ARRANGEMENTS

As at May 31, 2007, we have not entered into any off- balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

In 2007, we did not enter into any transactions with related parties. In order to effectively execute our business strategy, we expect to continue outsourcing various functions to the expertise of third-parties such as contract manufacturing organizations, contract research organizations, and other research organizations. These relationships are with non-related third-parties and occur at arm's length and on normal commercial terms.

SUBSEQUENT EVENTS

On July 10, 2007 Old Lorus and the Company completed a plan of arrangement and corporate reorganization with, among others, 6707157 Canada Inc. (“Investor”) and Pinnacle International Lands, Inc. (the “Arrangement”).

As part of the Arrangement, all of the assets and liabilities of Old Lorus (including all of the shares of the subsidiaries held by it), with the exception of certain future tax assets were transferred, directly or indirectly, from Old Lorus directly or indirectly, to the Company.  Securityholders in Old Lorus exchanged their securities in Old Lorus for equivalent securities in New Lorus on a one-for-one basis (the “Exchange”) and the board of directors and management of Old Lorus continued as the board of directors and management of Company.  Lorus obtained substitutional listings of its common shares on both the Toronto Stock Exchange (TSX) and the American Stock Exchange (AMEX), and continues to specialize in the discovery, research and development of pharmaceutical products and technologies that were previously being performed by Old Lorus.

In connection with the Arrangement and after the Exchange, the share capital of Old Lorus was reorganized into voting common shares and non-voting common shares and the Investor acquired from Lorus and Selling Shareholders (as defined below) approximately 41% of the voting common shares and all of the non-voting common shares by making an aggregatye cash payment to New Lorus and the Selling Shareholders equal to approximately $8.5 million on closing of the transaction less, in the case of Lorus, an escrowed amount of $600,000, subject to certain post-closing adjustments and before transaction costs.  The remaining 59% of the voting common shares of Old Lorus was distributed to the shareholders of Lorus who were not residents of the United States on a pro-rata basis, and shareholders of Lorus who were residents of the United States received a nominal cash paymentin lieu of their pro-rata share of voting common shares of Old Lorus.  After completion of the Arrangement, Lorus was not related to Old Lorus, which was subsequently renamed as 4325231 Canada Inc.

As a condition of the agreement, High Tech Beteiligungen GmbH & Co. KG and certain other shareholders of Old Lorus (the “Selling Shareholders”) agreed to sell to the Investor the voting common shares to be received by them under the Arrangement at the same price per share as was paid to shareholders who are residents of the United States.  The proceeds received by the Selling Shareholders was nominal.

Also as a condition of the Arrangement, the holder of Old Lorus’ secured convertible debenture agreed to vote in favour of the transaction subject to the repurchase by Lorus of its outstanding three million common share purchase warrants at a purchase price of $252,000 upon closing of the Arrangement.

Following theArrangement, the Company has approximately $7.0 million in unrecognized future tax benefits resulting from non-capital losses carried forward, and scientific research and experimental development expenditures. In light of the uncertainty regarding our future ability to generate taxable income, management is of the opinion that it is not more likely than not that these tax assets will be realized in the foreseeable future and hence, a full valuation allowance has been recorded against these income tax assets. Consequently, no future income tax assets or liabilities are recorded on the balance sheets.

In addition, under the Arrangement, Lorus and its subsidiaries indemnified Old Lorus and its directors, officers and employees against any and all liabilities, losses, costs, expenses, claims and damages, other than for certain tax liabilities related to the operations carried out by Old Lorus prior to and by the Company subsequent to the transfer of assets, liabilities and operations to the Company.

RISK FACTORS

Before making an investment decision with respect to our common shares, you should carefully consider the following risk factors, in addition to the other information included or incorporated by reference into this report. The risks set out below are not the only risks we face. If any of the following risks occur, our business, financial condition, prospects or results of operations would likely suffer. In that case, the trading price of our common shares could decline and you may lose all or part of the money you paid to buy our common shares.

We have a history of operating losses. We expect to incur net losses and we may never achieve or maintain profitability.
We have not been profitable since our inception in 1986. We reported net losses of $9.6 million; $17.9 million and $22.1 million for the years ended May 31, 2007, 2006 and 2005, respectively. As of May 31, 2007, we had an accumulated deficit of $174.2 million.

To date we have only generated nominal revenues from the sale of Virulizin® in Mexico and we stopped selling Virulizin® in Mexico in July 2005. We have not generated any other revenue from product sales to date and it is possible that we will never have sufficient product sales revenue to achieve profitability. We expect to continue to incur losses for at least the next several years as we or our collaborators and licensees pursue clinical trials and research and development efforts. To become profitable, we, either alone or with our collaborators and licensees, must successfully develop, manufacture and market our current product candidates, GTI-2040, as well as continue to identify, develop, manufacture and market new product candidates. It is possible that we will never have significant product sales revenue or receive significant royalties on our licensed product candidates. If funding is insufficient at any time in the future, we may not be able to develop or commercialize our products, take advantage of business opportunities or respond to competitive pressures.

Our current and anticipated operations, particularly our product development requires substantial capital. We expect that our existing cash and cash equivalents, along with the funds available to us through the reorganization agreement described above, will sufficiently fund our current and planned operations through at least the next twelve months. However, our future capital needs will depend on many factors, including the extent to which we enter into collaboration agreements with respect to any of our proprietary product candidates, receive royalty and milestone payments from our possible collaborators and make progress in our internally funded research and development activities.

Our capital requirements will also depend on the magnitude and scope of these activities, our ability to maintain existing and establish new collaborations, the terms of those collaborations, the success of our collaborators in developing and marketing products under their respective collaborations with us, the success of our contract manufacturers in producing clinical and commercial supplies of our product candidates on a timely basis and in sufficient quantities to meet our requirements, competing technological and market developments, the time and cost of obtaining regulatory approvals, the extent to which we choose to commercialize our future products through our own sales and marketing capabilities, the cost of preparing, filing, prosecuting, maintaining and enforcing patent and other rights and our success in acquiring and integrating complementary products, technologies or companies. We do not have committed external sources of funding and we cannot assure you that we will be able to obtain additional funds on acceptable terms, if at all. If adequate funds are not available, we may be required to:

•	engage in equity financings that would be dilutive to current shareholders;

•	delay, reduce the scope of or eliminate one or more of our development programs; or

•
obtain funds through arrangements with collaborators or others that may require us to relinquish rights to technologies, product candidates or products that we would otherwise seek to develop or commercialize ourselves; or license rights to technologies, product candidates or products on terms that are less favourable to us than might otherwise be available.

Our cash flow may not be sufficient to cover interest payments on our secured convertible debentures or to repay the debentures at maturity.
Our ability to make interest payments, if required to be paid in cash, and to repay at maturity or refinance our prime plus 1% convertible debentures due in approximately 14 months (October 2009) will depend on our ability to generate or raise sufficient cash or refinance them. We have never generated positive annual cash flow from our operating activities, and we may not generate or sustain positive cash flows from operations in the future. Our ability to generate sufficient cash flow will depend on our ability, or the ability of our strategic partners, to successfully develop and obtain regulatory approval for new products and to successfully market these products, as well as the results of our research and development efforts and other factors, including general economic, financial, competitive, legislative and regulatory conditions, many of which are outside of our control.

We may violate one or more of the operational covenants related to our convertible debentures that could result in an event of default and the requirement for early payment of our convertible debentures.
Our convertible debentures are subject to certain operational covenants.  In the event that one of those covenants is breached by us, an event of default could be declared requiring the immediate payment of the face value of the debentures.  This could result in our inability to pay and insolvency of the Company, a dilutive equity financing in attempt to raise funds to repay the debentures, or a significant reduction in cash available for us to use towards the development of our product candidates.

We may be unable to obtain partnerships for one or more of our product candidates which could curtail future development and negatively impact our share price.
Our product candidates require significant funding to reach regulatory approval upon positive clinical results.  Such funding, in particular for Virulizin®, will be very difficult, or impossible to raise in the public markets.  If such partnerships are not attainable, the development of these product candidates maybe significantly delayed or stopped altogether.  The announcement of such delay or discontinuation of development may have a negative impact on our share price.

In addition, our strategy for the research, development and commercialization of our products requires entering into various arrangements with corporate collaborators, licensers, licensees and others, and our commercial success is dependent upon these outside parties performing their respective contractual responsibilities. The amount and timing of resources that such third-parties will devote to these activities may not be within our control. We cannot assure you that such parties will perform their obligations as expected. We also cannot assure you that our collaborators will devote adequate resources to our programs. In addition, we could become involved in disputes with our collaborators, which could result in a delay or termination of the related development programs or result in litigation. We intend to seek additional collaborative arrangements to develop and commercialize some of our products. We may not be able to negotiate collaborative arrangements on favourable terms, or at all, in the future, or that our current or future collaborative arrangements will be successful.

If we cannot negotiate collaboration, licence or partnering agreements, we may never achieve profitability.

Clinical trials are long, expensive and uncertain processes and Health Canada or the FDA may ultimately not approve any of our product candidates. We may never develop any commercial drugs or other products that generate revenues.
None of our products has received regulatory approval for commercial use and sale in North America. We cannot market a pharmaceutical product in any jurisdiction until it has completed thorough preclinical testing and clinical trials in addition to that jurisdiction’s extensive regulatory approval process. In general, significant research and development and clinical studies are required to demonstrate the safety and effectiveness of our products before we can submit any regulatory applications.

Clinical trials are long, expensive and uncertain processes. Clinical trials may not be commenced or completed on schedule, and Health Canada or the FDA may not ultimately approve our product candidates for commercial sale. Further, even if the results of our preclinical studies or clinical trials are initially positive, it is possible that we will obtain different results in the later stages of drug development or that results seen in clinical trials will not continue with longer term treatment. Drugs in late stages of clinical development may fail to show the desired safety and efficacy traits despite having progressed through initial clinical testing. For example, positive results in early Phase I or Phase II clinical trials may not be repeated in larger Phase II or Phase III clinical trials.  The results of our Phase III clinical trial of Virulizin® did not meet the primary endpoint of the study despite promising preclinical and early stage clinical data.  All of our potential drug candidates are prone to the risks of failure inherent in drug development.

Preparing, submitting and advancing applications for regulatory approval is complex, expensive and time intensive and entails significant uncertainty. The results of our completed preclinical studies and clinical trials may not be indicative of future clinical trial results. A commitment of substantial resources to conduct time-consuming research, preclinical studies and clinical trials will be required if we are to complete development of our products. Clinical trials of our products require that we identify and enrol a large number of patients with the illness under investigation. We may not be able to enrol a sufficient number of appropriate patients to complete our clinical trials in a timely manner particularly in smaller indications such as Acute Myeloid Leukemia.  If we experience difficulty in enrolling a sufficient number of patients to conduct our clinical trials, we may need to delay or terminate ongoing clinical trials and will not accomplish objectives material to our success that could affect the price of our common shares. Delays in planned patient enrolment or lower than anticipated event rates in our current clinical trials or future clinical trials may result in increased costs, program delays, or both.

In addition, unacceptable toxicities or adverse side effects may occur at any time in the course of preclinical studies or human clinical trials or, if any products are successfully developed and approved for marketing, during commercial use of any approved products. The appearance of any such unacceptable toxicities or adverse side effects could interrupt, limit, delay or abort the development of any of our product candidates or, if previously approved, necessitate their withdrawal from the market. Furthermore, disease resistance or other unforeseen factors may limit the effectiveness of our potential products.

The clinical trials of any of our drug candidates could be unsuccessful, which would prevent us from advancing, commercializing or partnering the drug.

Our failure to develop safe, commercially viable drugs would substantially impair our ability to generate revenues and sustain our operations and would materially harm our business and adversely affect our share price. We may never achieve profitability.

As a result of intense competition and technological change in the pharmaceutical industry, the marketplace may not accept our products or product candidates, and we may not be able to compete successfully against other companies in our industry and achieve profitability.
Many of our competitors have drug products that have already been approved or are in development, and operate large, well-funded research and development programs in these fields. Many of our competitors have substantially greater financial and management resources, stronger intellectual property positions and greater manufacturing, marketing and sales capabilities, areas in which we have limited or no experience. In addition, many of our competitors have significantly greater experience than we do in undertaking preclinical testing and clinical trials of new or improved pharmaceutical products and obtaining required regulatory approvals. Consequently, our competitors may obtain Health Canada, FDA and other regulatory approvals for product candidates sooner and may be more successful in manufacturing and marketing their products than we or our collaborators are. Existing and future products, therapies and technological approaches will compete directly with the products we seek to develop. Current and prospective competing products may provide greater therapeutic benefits for a specific problem or may offer easier delivery or comparable performance at a lower cost. Any product candidate that we develop and that obtains regulatory approval must then compete for market acceptance and market share. Our product candidates may not gain market acceptance among physicians, patients, healthcare payers and the medical community. Further, any products we develop may become obsolete before we recover any expenses we incurred in connection with the development of these products. As a result, we may never achieve profitability.

If we fail to attract and retain key employees, the development and commercialization of our products may be adversely affected.
We depend heavily on the principal members of our scientific and management staff. If we lose any of these persons, our ability to develop products and become profitable could suffer. The risk of being unable to retain key personnel may be increased by the fact that we have not executed long term employment contracts with our employees, except for our senior executives. Our future success will also depend in large part on our ability to attract and retain other highly qualified scientific and management personnel. We face competition for personnel from other companies, academic institutions, government entities and other organizations.

We may be unable to obtain patents to protect our technologies from other companies with competitive products, and patents of other companies could prevent us from manufacturing, developing or marketing our products.
Patent protection

The patent positions of pharmaceutical and biotechnology companies are uncertain and involve complex legal and factual questions. The United States (“U.S.”) Patent and Trademark Office and many other patent offices in the world have not established a consistent policy regarding the breadth of claims that it will allow in biotechnology patents.  Further, allowable patentable subject matter and the scope of patent protection obtainable may differ between jurisdictions.  If a patent office allows broad claims, the number and cost of patent interference proceedings in the U.S. or analogous proceedings in other jurisdictions and the risk of infringement litigation may increase. If it allows narrow claims, the risk of infringement may decrease, but the value of our rights under our patents, licenses and patent applications may also decrease. In addition, the scope of the claims in a patent application can be significantly modified during prosecution before the patent is issued. Consequently, we cannot know whether our pending applications will result in the issuance of patents or, if any patents are issued, whether they will provide us with significant proprietary protection or will be circumvented, invalidated or found to be unenforceable. Until recently, patent applications in the U.S. were maintained in secrecy until the patents issued, and publication of discoveries in scientific or patent literature often lags behind actual discoveries. Patent applications filed in the United States after November 2000 generally will be published 18 months after the filing date unless the applicant certifies that the invention will not be the subject of a foreign patent application.  In many other jurisdictions, such as Canada, patent applications are published 18 months from the priority date.  We cannot assure you that, even if published, we will be aware of all such literature. Accordingly, we cannot be certain that the named inventors of our products and processes were the first to invent that product or process or that we were the first to pursue patent coverage for our inventions.

Enforcement of intellectual property rights

Our commercial success depends in part on our ability to maintain and enforce our proprietary rights. If third-parties engage in activities that infringe our proprietary rights, our management’s focus will be diverted and we may incur significant costs in asserting our rights. We may not be successful in asserting our proprietary rights, which could result in our patents being held invalid or a court holding that the third-party is not infringing, either of which would harm our competitive position. In addition, we cannot assure you that others will not design around our patented technology. Moreover, we may have to participate in interference proceedings declared by the U.S. Patent and Trademark Office, European opposition proceedings, or other analogous proceedings in other parts of the world to determine priority of invention and the validity of patent rights granted or applied for, which could result in substantial cost and delay, even if the eventual outcome is favourable to us. We cannot assure you that our pending patent applications, if issued, would be held valid or enforceable. Additionally, many of our foreign patent applications have been published as part of the patent prosecution process in such countries.

Trademark protection

Protection of the rights revealed in published patent applications can be complex, costly and uncertain. In order to protect goodwill associated with our Company and product names, we rely on trademark protection for our marks. For example, we have registered the Virulizin® trademark with the U.S. Patent and Trademark Office. A third-party may assert a claim that the Virulizin® mark is confusingly similar to its mark and such claims or the failure to timely register the Virulizin® mark or objections by the FDA could force us to select a new name for Virulizin®, which could cause us to incur additional expense.

Trade secrets

We also rely on trade secrets, know-how and confidentiality provisions in our agreements with our collaborators, employees and consultants to protect our intellectual property. However, these and other parties may not comply with the terms of their agreements with us, and we might be unable to adequately enforce our rights against these people or obtain adequate compensation for the damages caused by their unauthorized disclosure or use. Our trade secrets or those of our collaborators may become known or may be independently discovered by others.

Our products and product candidates may infringe the intellectual property rights of others, which could increase our costs.
Our success also depends on avoiding infringement of the proprietary technologies of others. In particular, there may be certain issued patents and patent applications claiming subject matter which we or our collaborators may be required to license in order to research, develop or commercialize at least some of our product candidates, including Virulizin®, GTI-2040, GTI-2501 and small molecules. In addition, third-parties may assert infringement or other intellectual property claims against us based on our patents or other intellectual property rights. An adverse outcome in these proceedings could subject us to significant liabilities to third-parties, require disputed rights to be licensed from third-parties or require us to cease or modify our use of the technology. If we are required to license such technology, we cannot assure you that a license under such patents and patent applications will be available on acceptable terms or at all. Further, we may incur substantial costs defending ourselves in lawsuits against charges of patent infringement or other unlawful use of another’s proprietary technology.

If product liability claims are brought against us or we are unable to obtain or maintain product liability insurance, we may incur substantial liabilities that could reduce our financial resources.
The clinical testing and commercial use of pharmaceutical products involves significant exposure to product liability claims. We have obtained limited product liability insurance coverage for our clinical trials on humans; however, our insurance coverage may be insufficient to protect us against all product liability damages. Further, liability insurance coverage is becoming increasingly expensive and we might not be able to obtain or maintain product liability insurance in the future on acceptable terms or in sufficient amounts to protect us against product liability damages. Regardless of merit or eventual outcome, liability claims may result in decreased demand for a future product, injury to reputation, withdrawal of clinical trial volunteers, loss of revenue, costs of litigation, distraction of management and substantial monetary awards to plaintiffs. Additionally, if we are required to pay a product liability claim, we may not have sufficient financial resources to complete development or commercialization of any of our product candidates and our business and results of operations will be adversely affected.

We have no manufacturing capabilities. We depend on third-parties, including a number of sole suppliers, for manufacturing and storage of our product candidates used in our clinical trials. Product introductions may be delayed or suspended if the manufacture of our products is interupted or discontinued.
We do not have manufacturing facilities to produce supplies of Virulizin®, GTI-2040, GTI-2501, small molecule or any of our other product candidates to support clinical trials or commercial launch of these products, if they are approved. We are dependent on third-parties for manufacturing and storage of our product candidates. If we are unable to contract for a sufficient supply of our product candidates on acceptable terms, or if we encounter delays or difficulties in the manufacturing process or our relationships with our manufacturers, we may not have sufficient product to conduct or complete our clinical trials or support preparations for the commercial launch of our product candidates, if approved.

Dependence on contract manufacturers for commercial production involves a number of risks, many of which are outside our control. These risks include potential delays in transferring technology, and the inability of our contract manufacturer to scale production on a timely basis, to manufacture commercial quantities at reasonable costs, to comply with cGMP and to implement procedures that result in the production of drugs that meet our specifications and regulatory requirements.

Our reliance on contract manufacturers exposes us to additional risks, including

•
there may be delays in scale-up to quantities needed for clinical trials and commercial launch or failure to manufacture such quantities to our specifications, or to deliver such quantities on the dates we require;

•
our current and future manufacturers are subject to ongoing, periodic, unannounced inspection by the FDA and corresponding Canadian and international regulatory authorities for compliance with strictly enforced cGMP regulations and similar standards, and we do not have control over our contract manufacturers’ compliance with these regulations and standards;

•	our current and future manufacturers may not be able to comply with applicable regulatory requirements, which would prohibit them from manufacturing products for us;

•
if we need to change to other commercial manufacturing contractors, the FDA and comparable foreign regulators must approve these contractors prior to our use, which would require new testing and compliance inspections, and the new manufacturers would have to be educated in, or themselves develop substantially equivalent processes necessary for the production or our products; and

•	our manufacturers might not be able to fulfill our commercial needs, which would require us to seek new manufacturing arrangements and may result in substantial delays in meeting market demand.

Any of these factors could cause us to delay or suspend clinical trials, regulatory submission, required approvals or commercialization of our products under development, entail higher costs and result in our being unable to effectively commercialize our products. We do not currently intend to manufacture any of our product candidates, although we may choose to do so in the future. If we decide to manufacture our products, we would be subject to the regulatory risks and requirements described above. We would also be subject to similar risks regarding delays or difficulties encountered in manufacturing our pharmaceutical products and we would require additional facilities and substantial additional capital. We cannot assure you that we would be able to manufacture any of our products successfully in accordance with regulatory requirements and in a cost effective manner.

Our operations involve hazardous materials and we must comply with environmental laws and regulations, which can he expensive and restrict how we do business.
Our research and development activities involve the controlled use of hazardous materials, radioactive compounds and other potentially dangerous chemicals and biological agents. Although we believe our safety procedures for these materials comply with governmental standards, we cannot entirely eliminate the risk of accidental contamination or injury from these materials. We currently have insurance, in amounts and on terms typical for companies in businesses that are similarly situated, that could coverall or a portion of a damage claim arising from our use of hazardous and other materials. However, if an accident or environmental discharge occurs, and we are held liable for any resulting damages, the associated liability could exceed our insurance coverage and our financial resources.

We have limited sales, marketing and distribution experience.
We have very limited experience in the sales, marketing and distribution of pharmaceutical products. There can be no assurance that we will be able to establish sales, marketing, and distribution capabilities or make arrangements with our collaborators, licensees or others to perform such activities or that such efforts will be successful. If we decide to market any of our products directly, we must either acquire or internally develop a marketing and sales force with technical expertise and with supporting distribution capabilities. The acquisition or development of a sales and distribution infrastructure would require substantial resources, which may divert the attention of our management and key personnel and have a negative impact on our product development efforts. If we contract with third-parties for the sales and marketing of our products, our revenues will be dependent on the efforts of these third-parties, whose efforts may not be successful. If we fail to establish successful marketing and sales capabilities or to make arrangements with third-parties, our business, financial condition and results of operations will be materially adversely affected.

Our interest income is subject to fluctuations of interest rates in our investment portfolio.
Our investments are held to maturity and have staggered maturities to minimize interest rate risk. There can be no assurance that interest income fluctuations will not have an adverse impact on our financial condition. We maintain all our accounts in Canadian dollars, but a portion of our expenditures are in foreign currencies. We do not currently engage in hedging our foreign currency requirements to reduce exchange rate risk.

Because of the uncertainty of pharmaceutical pricing, reimbursement and healthcare reform measures, if any of our product candidates are approved for sale to the public, we may be unable to sell our products profitably.
The availability of reimbursement by governmental and other third-party payers affects the market for any pharmaceutical product. These third-party payers continually attempt to contain or reduce the costs of healthcare. There have been a number of legislative and regulatory proposals to change the healthcare system and further proposals are likely. Significant uncertainty exists with respect to the reimbursement status of newly approved healthcare products. In addition, third-party payers are increasingly challenging the price and cost effectiveness of medical products and services. We might not be able to sell our products profitably or recoup the value of our investment in product development if reimbursement is unavailable or limited in scope.

RISKS RELATED TO OUR COMMON SHARES

Our share price has been and may continue to be volatile and an investment in our common shares could suffer a decline in value.
You should consider an investment in our common shares as risky and invest only if you can withstand a significant loss and wide fluctuations in the market value of your investment. We receive only limited attention by securities analysts and frequently experience an imbalance between supply and demand for our common shares. The market price of our common shares has been highly volatile and is likely to continue to be volatile. Factors affecting our common share price include:

•
the progress of our and our collaborators’ clinical trials, including our and our collaborators’ ability to produce clinical supplies of our product candidates on a timely basis and in sufficient quantities to meet our clinical trial requirements;

•	announcements of technological innovations or new product candidates by us, our collaborators or our competitors;

•	fluctuations in our operating results;

•	published reports by securities analysts;

•	developments in patent or other intellectual property rights;

•	publicity concerning discovery and development activities by our licensees;

•	the cash and short term investments held us and our ability to secure future financing;

•	public concern as to the safety and efficacy of drugs that we and our competitors develop;

•	governmental regulation and changes in medical and pharmaceutical product reimbursement policies; and

•	general market conditions.

Future sales of our common shares by us or by our existing shareholders could cause our share price to fall.
Additional equity financings or other share issuances by us could adversely affect the market price of our common shares. Sales by existing shareholders of a large number of shares of our common shares in the public market and the sale of shares issued in connection with strategic alliances, or the perception that such additional sales could occur, could cause the market price of our common shares to drop.

Conversion of our secured convertible debentures will dilute the ownership interest of existing shareholders.
The conversion of some or all of the convertible debentures will dilute the ownership interests of existing shareholders. Any sales in the public market of the common shares issuable upon such conversion could adversely affect prevailing market prices of our common shares. In addition, the existence of the secured convertible debentures may encourage short selling by market participants.

CRITICAL ACCOUNTING POLICIES

The Company periodically reviews its financial reporting and disclosure practices and accounting policies to ensure that they provide accurate and transparent information relative to the current economic and business environment. As part of this process, the Company has reviewed its selection, application and communication of critical accounting policies and financial disclosures. Management has discussed the development and selection of the critical accounting policies with the Audit Committee of the Board of Directors and the Audit Committee has reviewed the disclosure relating to critical accounting policies in this Management's Discussion and Analysis. Other important accounting polices are described in note 2 of the Financial Statements.

Drug Development Costs
We incur costs related to the research and development of pharmaceutical products and technologies for the management of cancer. These costs include internal and external costs for preclinical research and clinical trials, drug costs, regulatory compliance costs and patent application costs. All research costs are expensed as incurred as required under GAAP.

Development costs, including the cost of drugs for use in clinical trials, are expensed as incurred unless they meet the criteria under GAAP for deferral and amortization. The Company continually assesses its activities to determine when, if ever, development costs may qualify for capitalization. By expensing the research and development costs as required under GAAP, the value of the product portfolio is not reflected on the Company's Financial Statements.

Stock-Based Compensation
We have applied the fair value based method to expense stock options awarded since June 1, 2002 using the Black-Scholes option-pricing model as allowed under CICA Handbook Section 3870. The model estimates the fair value of fully transferable options, without vesting restrictions, which significantly differs from the stock option awards issued by Lorus. The model also requires four highly subjective assumptions including future stock price volatility and expected time until exercise, which greatly affect the calculated values. The increase or decrease of one of these assumptions could materially increase or decrease the fair value of stock options issued and the associated expense.

Valuation Allowance for Future Tax Assets
We have a net tax benefit resulting from non-capital losses carried forward, and scientific research and experimental development expenditures. In light of the recent net losses and uncertainty regarding our future ability to generate taxable income, management is of the opinion that it is not more likely than not that these tax assets will be realized in the foreseeable future and hence, a full valuation allowance has been recorded against these income tax assets. Consequently, no future income tax assets or liabilities are recorded on the balance sheets.

The generation of future taxable income could result in the recognition of some portion or all of the remaining benefits, which could result in an improvement in our results of operations through the recovery of future income taxes.

In light of the fact that the Company believed that it could not fully utilize a significant portion of its future tax assets prior to their expiry, subsequent to the year-end, it underwent a reorganization that resulted in certain tax attributes not being carried forward to the successor entity.  As a result, the Company will not have available to it approximately $39.8 million of its future tax assets.

Valuation of Long Lived Assets
We periodically review the useful lives and the carrying values of our long lived assets. We review for impairment in long lived assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of an asset is less than its carrying amount, it is considered to be impaired. An impairment loss is measured at the amount by which the carrying amount of the asset exceeds its fair value; which is estimated as the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset.

ACCOUNTING POLICY CHANGES

There were no new accounting policies implemented during the year-ended May 31, 2007.  The following changes were implemented in 2006:

Variable Interest Entities
Effective June 1, 2005, the Company adopted the recommendations of CICA Handbook Accounting Guideline 15 (AcG-15), Consolidation of Variable Interest Entities, effective for fiscal years beginning on or after November 1, 2004. Variable interest entities (VIEs) refer to those entities that are subject to control on a basis other than ownership of voting interests. AcG-15 provides guidance for identifying VIEs and criteria for determining which entity, if any, should consolidate them.  The adoption of AcG-15 did not have an effect on the financial position, results of operations or cash flows in the current period or the prior period presented.

Financial Instruments - Disclosure and Presentation
Effective June 1, 2005, the Company adopted the amended recommendations of CICA Handbook Section 3860, Financial Instruments - Disclosure and Presentation, effective for fiscal years beginning on or after November 1, 2004. Section 3860 requires that certain obligations that may be settled at the issuer’s option in cash or the equivalent value by a variable number of the issuer’s own equity instruments be presented as a liability. The Company has determined that there is no impact on the
Financial Statements resulting from the adoption of the amendments to Section 3860 either in the current period or the prior period presented.

Accounting for Convertible Debt Instruments
On October 17, 2005, the CICA issued EIC 158, Accounting for Convertible Debt Instruments applicable to convertible debt instruments issued subsequent to the date of the EIC.  EIC 158 discusses the accounting treatment of convertible debentures in which upon conversion, the issuer is either required or has the option to satisfy all or part of the obligation in cash.  The EIC discusses various accounting issues related to this type of convertible debt.  The Company has determined that there is no impact on the Financial Statements resulting from the adoption of EIC 158 either in the current period or the prior period presented.

Section 3831, Non-Monetary Transactions
In June 2005, the CICA released a new Handbook Section 3831, Non-monetary Transactions, effective for all non-monetary transactions initiated in periods beginning on or after January 1, 2006. This standard requires all non-monetary transactions to be measured at fair value unless they meet one of four very specific criteria. Commercial substance replaces culmination of the earnings process as the test for fair value measurement. A transaction has commercial substance if it causes an identifiable and measurable change in the economic circumstances of the entity. Commercial substance is a function of the cash flows expected by the reporting entity.

RECENT ACCOUNTING PRONOUNCEMENTS

Comprehensive Income and Equity
In January 2005, the CICA released new Handbook Section 1530, Comprehensive Income, and Section 3251, Equity. Section 1530 establishes standards for reporting comprehensive income. The section does not address issues of recognition or measurement for comprehensive income and its components. Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period. The requirements in this section are in addition to Section 1530.

Section 3855, Financial Instruments - Recognition and Measurement
CICA Handbook Section 3855 establishes standards for the recognition and measurement of all financial instruments, provides a characteristics-based definition of a derivative instrument, provides criteria to be used to determine when a financial instrument should be recognized, and provides criteria to be used to determine when a financial liability is considered to be extinguished.

Section 3865, Hedges
Section 3865 establishes standards for when and how hedge accounting may be applied. Hedge accounting is optional.

These three Sections are effective for fiscal years beginning on or after October 1, 2006.  An entity adopting these Sections for a fiscal year beginning before October 1, 2006 must adopt all the Sections simultaneously.

Section 3861, Financial Instruments - Disclosure and Presentation
Section 3861discusses the presentation and disclosure of these items.  In December 2006, the Canadian Institute of Chartered Accountants issued Section 3862 Financial Instrument - Disclosures and Section 3863 Financial Instruments - Presentation to replace 3861 Financial Instruments - Disclosure and Presentation.  These new Sections are effective for interim and annual financial statements with fiscal years beginning on or after October 1, 2007, but may be adopted in place of Section 3861, before that date.

SELECTED ANNUAL FINANCIAL DATA

The following selected consolidated financial data has been derived from, and should be read in conjunction with, the accompanying audited Financial Statements for the year ended May 31, 2007 which are prepared in accordance with Canadian GAAP.

On July 10, 2007 (the “Arrangement Date”), the Company completed a plan of arrangement and corporate reorganization with among others 4325231 Canada Inc. (formerly Lorus Therapeutics Inc.) (“Old Lorus”), 6707157 Canada Inc. and Pinnacle International Lands Inc.  As a result of the plan of arrangement and reorganization, among other things, each common share of Old Lorus was exchanged for one common share of the Company and the assets (excluding certain future tax assets and related valuation allowance) and liabilities of Old Lorus were transferred to the Company and/or its subsidiaries.  The Company continued the business of Old Lorus after the Arrangement Date with the same officers and employees and continued to be governed by the same Board of Directors as Old Lorus prior to the Arrangement Date. Therefore, the Company’s operations have been accounted for on a continuity of interest basis and accordingly, the consolidated financial statement information below reflect that of the Company as if it had always carried on the business formerly carried on by Old Lorus.  Therefore, the following Information is taken from the financial statements of Lorus Therapeutics Inc. (subsequently renamed 4325231 Canada Inc.) See “Supplemental Information” section.

Consolidated Statements of Loss and Deficit

(amounts in Canadian 000's except for per common share data)	Years Ended May 31
	2007	2006	2005
REVENUE	$107	$26	$6

EXPENSES
Cost of sales	16	3	1
Research and development	3,384	10,237	14,394
General and administrative	3,848	4,334	5,348
Stock-based compensation	503	1,205	1,475
Depreciation and amortization	402	771	564
Operating expenses	8,153	16,550	21,782
Interest expense on convertible debentures	503	882	300
Accretion in carrying value of secured convertible debentures	1,050	790	426
Amortization of deferred financing charges	110	87	84
Interest income	(503)	(374)	(524)
Loss for the period	9,638	17,909	22,062
Basic and diluted loss per common share	$0.05	$0.10	$0.13
Weighted average number of common shares outstanding used in the calculation of basic and diluted loss per share	204,860	173,523	172,112
Total Assets	$15,475	$11,461	$27,566
Total Long-term liabilities	$11,937	$11,002	$10,212

QUARTERLY RESULTS OF OPERATIONS

The following table sets forth certain unaudited consolidated statements of operations data for each of the eight most recent fiscal quarters that, in management's opinion, have been prepared on a basis consistent with the audited consolidated financial statements contained elsewhere in this annual report and includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information presented.

Research and development expenses have decreased throughout 2007 in comparison with the same quarters in the prior year.  This reduction is due to the close of our Phase III Virulizin® clinical trial as well as corporate changes in November 2005 to reduce headcount.

General and administrative expenses have remained relatively consistent across quarters in the current fiscal year with the exception of an increase for the quarter ended November 30, 2006 due to severance charges relating to the mutual separation agreement executed in September as described in the Corporate Changes section, above.  Expenditures have continued to decline since Q2 2007 due to reduced headcount as well as reduced consulting, patent costs and investor relation costs.
Net loss decreased in Q3 and Q4 of 2007 as the result of reduced research and development and general and administrative expenditures.

	Fiscal 2007				Fiscal 2006
	Quarter Ended				Quarter Ended
(Amounts in 000’s except for per common share data)	May 31, 2007	Feb. 28, 2007	Nov. 30, 2006	Aug. 31, 2006	May 31, 2006	Feb. 28, 2006	Nov. 30, 2005	Aug. 31, 2005
Revenue	$40	$37	$23	$7	$14	$5	$6	$1
Research and development	259	672	1,122	1,331	1,353	2,296	2,631	3,957
General and administrative	820	833	1,407	788	730	909	1,619	1,076
Net loss	(1,689)	(2,062)	(3,117)	(2,770)	(2,970)	(4,095)	(5,102)	(5,742)
Basic and diluted net loss per share	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.02)	$(0.02)	$(0.03)	$(0.03)

Cash used in operating activities	$(89)	$(1,805)	$(2,585)	$(1,814)	$(1,940)	$(3,956)	$(2,360)	$(4,809)

DISCLOSURE CONTROLS AND PROCEDURES
Disclosure controls and procedures are designed to provide reasonable assurance that all material information required to be publicly disclosed by a public company is gathered and communicated to management, including the certifying officers, on a timely basis so that appropriate decisions can be made regarding public disclosure. As at the end of May 31, 2007, the certifying officers and other members of management evaluated the effectiveness of our disclosure controls and procedures (as this term is defined in the rules adopted by Canadian securities regulatory authorities and the United States Securities and Exchange Commission).  This evaluation included a review of our existing disclosure and insider trading policy, compliance with regard to that policy, the disclosure controls currently in place surrounding our interim and annual financial statements, MD&A and other required documents and discussions with management surrounding the process of communicating material information to management and in turn the certifying officers and all procedures taking into consideration the size of the company and the number of employees.  Based on the evaluation described above, the certifying officers have concluded that, as of May 31, 2007, the disclosure controls and procedures were effective to provide reasonable assurance that the information we are required to disclose on a continuous basis in annual and interim filings and other reports is recorded, processed, summarized and reported or disclosed on a timely basis as required.

OUTSTANDING SHARE DATA
As at August 7, 2007, the Company had 212,627,876 common shares issued and outstanding. In addition, the Company had issued and outstanding 12,494,389 stock options to purchase an equal number of common shares, and a $15 million convertible debenture convertible into common shares of Lorus at $1.00 per share.

At May 31, 2007, the Company recorded the repurchase of its 3,000,000 warrants in accordance with the terms of an agreement with the Company’s convertible debenture holder for $252,000 as related to the arrangement agreement which closed July 10, 2007.  The amount was set up as a liability and the difference between the carrying value of the warrants and the amount paid was been credited to contributed surplus.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This management discussion and analysis may contain forward-looking statements within the meaning of Canadian and U.S. securities laws.  Such statements include, but are not limited to, statements relating to:

•	our expectations regarding future financings;

•	our plans to conduct clinical trials;

•	our expectations regarding the progress and the successful and timely completion of the various stages of our drug discovery, preclinical and clinical studies and the regulatory approval process;

•	our plans to obtain partners to assist in the further development of our product candidates; and

•
our expectations with respect to existing and future corporate alliances and licensing transactions with third parties, and the receipt and timing of any payments to be made by us or to us in respect of such arrangements, the Company’s plans, objectives, expectations and intentions and other statements including words such as “anticipate”, “contemplate”, “continue”, “believe”, “plan”, “estimate”, “expect”, “intend”, “will”, “should”, “may”, and other similar expressions.

Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others:

•	our ability to obtain the substantial capital required to fund research and operations;

•	our lack of product revenues and history of operating losses;

•
our early stage of development, particularly the inherent risks and uncertainties associated with (i) developing new drug candidates generally, (ii) demonstrating the safety and efficacy of these drug candidates in clinical studies in humans, and (iii) obtaining regulatory approval to commercialize these drug candidates;

•	our drug candidates require time-consuming and costly preclinical and clinical testing and regulatory approvals before commercialization;

•
clinical studies and regulatory approvals of our drug candidates are subject to delays, and may not be completed or granted on expected timetables, if at all, and such delays may increase our costs and could delay our ability to generate revenue;

•	the regulatory approval process;

•	the progress of our clinical trials;

•	our ability to find and enter into agreements with potential partners;

•	our ability to attract and retain key personnel;

•	our ability to obtain patent protection and protect our intellectual property rights;

•	our ability to protect our intellectual property rights and to not infringe on the intellectual property rights of others;

•	our ability to comply with applicable governmental regulations and standards;

•	development or commercialization of similar products by our competitors, many of which are more established and have greater financial resources than we do;

•	commercialization limitations imposed by intellectual property rights owned or controlled by third parties;

•	our business is subject to potential product liability and other claims;

•	our ability to maintain adequate insurance at acceptable costs;

•	further equity financing may substantially dilute the interests of our shareholders;

•	changing market conditions; and

•
other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission, and those which are discussed under the heading “Risk Factors”.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this annual information form or, in the case of documents incorporated by reference herein, as of the date of such documents, and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

ADDITIONAL INFORMATION

Additional information relating to Lorus, including Lorus' 2007 annual information form and other disclosure documents, is available on SEDAR at www.sedar.com.  For any information filed prior to July 10, 2007 please access the information on SEDAR for 4325231 Canada Inc.